Exhibit 99.3

THIS ANNOUNCEMENT DOES NOT CONSTITUTE A SOLICITATION OF AN OFFER TO SELL OR RECOMMENDATION TO PURCHASE THE NOTES REFERRED TO IN THIS ANNOUNCEMENT OR ANY OTHER SECURITIES. THE CONSENT SOLICITATION IS NOT BEING MADE, AND THIS ANNOUNCEMENT SHALL NOT BE DISTRIBUTED, IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OF CONSENTS IS NOT IN COMPLIANCE WITH THE LAWS OR REGULATIONS OF SUCH JURISDICTION.

10 December 2020

ANNOUNCEMENT OF CONSENT SOLICITATION

U.S.$350,000,000 8.25 per cent. Notes due 2021 (the “Notes”)
(Regulation S Global Note ISIN: XS1495585355; Regulation S Global Note Common Code: 149558535; Rule 144A Global Note ISIN: US67110MAA53; Rule 144A Global Note Common Code: 149617256; Rule 144A Global Note CUSIP: 67110M AA5)
issued by O1 Properties Finance Plc (the “Issuer”)
and unconditionally and irrevocably guaranteed by O1 Properties Limited (the “Parent Guarantor”)

The Issuer announced today invitations to holders of the Notes (“Holders”) to consider, and if thought fit, to pass a resolution as described under “Proposals” below (the “Consent Solicitation”).

This announcement does not contain the full terms and conditions of the Consent Solicitation, which are contained in the consent solicitation memorandum dated 10 December 2020 (the “Consent Solicitation Memorandum”) prepared by the Issuer. Subject to the restrictions described below, Holders may obtain a copy of the Consent Solicitation Memorandum from the Information and Tabulation Agent, the contact details for which are set out below. In order to receive a copy of the Consent Solicitation Memorandum, a Holder will be required to provide certain confirmations as to his or her status as a Holder. Holders are advised to read the Consent Solicitation Memorandum carefully.

Capitalised terms used in this announcement but not defined have the meanings given to them in the Consent Solicitation Memorandum.

Background to the Proposals

Introduction

In the last few years, the Russian office real estate market has been adversely affected by a combination of negative factors, including the stagnation and contraction of the economy, volatility of oil prices, continuous depreciation of the Rouble and the exit from, or curtailing of operations in, the Russian market by a number of multinational companies and financial institutions that leased significant volumes of Class A and A+ office space.

These factors were further exacerbated by the outbreak of the coronavirus disease (“COVID-19”) in early 2020 and a sharp reduction of oil prices that was caused by the collapse of the OPEC+ deal, both of which have led to a further depreciation of the Rouble by approximately 30 per cent. (which, in March 2020, resulted in the Rouble reaching its lowest level since January 2016) and overall unprecedented business turmoil.

The COVID-19 pandemic had a particularly devastating effect on the Russian office real estate market through a combination of decreased demand as a result of the introduction of lockdown and remote or hybrid working arrangements and the decrease in tenants revenues due to further economic downturn and depreciation of the Rouble.

In particular, in response to the pandemic, the Russian authorities have introduced a number of measures which had a negative impact on the office real estate market, including those that allowed eligible tenants to reduce or defer rental payment and pay the deferred amounts in instalments starting from 2021. However, the measures did not include any meaningful compensation to real estate companies which could cover the resulting losses. In addition, in an attempt to curtail the COVID-19 pandemic, the Moscow authorities have introduced mandatory remote working regime for a significant number of Moscow employers which lasted for several months and resulted in a large number of office tenants not using their office space. Following the removal of travel and other restrictions, the number of COVID-19 cases has been steadily rising since late September 2020 (commonly referred to as the second wave of the pandemic) and authorities have been reintroducing certain restrictions in seeking to control the spread of the pandemic. Accordingly, should the current growth rate of COVID-19 cases continue, it could lead to a new set of lockdown restrictions being introduced in Moscow.

In addition to the immediate effect discussed above, the COVID-19 pandemic is also likely to have long-term consequences for the office real estate market. In particular, during the COVID-19 pandemic, it has become evident that tenants’ approach to leasing office space is shifting towards having more employees working from home or on the basis of hybrid working arrangements. Should this trend continue, it is likely to reduce the demand for office space further and create additional pressure on rental rates.

Impact on the Group and the market in which it operates

As the Parent Guarantor and its Subsidiaries (the “Group”) are one of the leading players in the Russian office real estate market, the Group is particularly vulnerable to the effects of the negative economic and social trends described above and the onslaught of the COVID-19 pandemic.

In particular, a number of tenants of the Group have had and/or continue having difficulties with making their rent payments when they fall due (including as a result of the reduction in their respective revenues due to the COVID-19 pandemic) and have initiated discussions aimed at the redenomination of rental payments into Roubles, deferral of or decrease in rent payment, reduction of rental space or, in some circumstances, served notices of termination or decided not to prolong their leases. In addition, a number of tenants were unable to make the rental payments when due. Although the situation continues to develop, the Group expects that a substantial portion of the rental payments that the Group has agreed to defer would have to be written off by the end of 2020.

This, in turn, had the following adverse consequences on the Group’s financial and operational results:

●	a significant reduction of the Group’s collected net rental income (by approximately 20 per cent. year-on-year). The Group also expects that, in the short term, its net rental income in Roubles could experience a further significant decrease due to potential rent concessions by the Group;

●	a reduction of the average effective rental rate for the Group’s office premises in U.S.$ terms as at 30 September 2020 by approximately 16 per cent. as compared to 31 December 2019;

●	an increase in the share of Group’s RUB-denominated leases from 71 per cent. as at 31 December 2019 to 78 per cent. as at 30 September 2020;

●	a sharp decrease of the gross asset value of the Group’s real estate portfolio in U.S.$ terms as at 30 June 2020 compared to 31 December 2019 due to the rapid depreciation of the Rouble (the U.S.$ to RUB exchange rate, as quoted by the Central Bank of Russia, increased from RUB 61.91 per U.S.$ 1 as at 31 December 2019 to RUB 69.95 per U.S.$ 1 as at 30 June 2020). Since 2015, the gross asset value of the Group’s real estate portfolio has decreased by approximately a quarter due to the decrease of the rental rates in U.S.$ terms. The devaluation of the Group’s real estate portfolio resulted in the Group’s total equity as at 30 June 2020 being negative for the first time in the Group’s history. Taking into account the likelihood of a second wave of COVID-19 and the continuing depreciation of the Rouble, the Group believes that it is unlikely that the gross asset value of the Group’s real estate portfolio would demonstrate any significant growth in the near future;

●	as noted above, in addition to the renegotiation of lease terms with certain tenants, as at 30 September 2020, the Group has also received termination notices from some of its tenants. Assuming the relevant leases are terminated, the vacancy rate of the Group’s premises, which according to the Group’s estimates was approximately 7 per cent. as at 30 September 2020, could experience a fairly significant increase in the medium term which, together with potential rent concessions, could result in a further significant decrease in the Group’s net rental income in Rouble terms;

●	the concerns around COVID-19 and the resulting market uncertainty have also affected the maturity profile of the Group’s leases and caused a number of tenants either being reluctant to extend their leases or considering terminating them early. This, in its turn, has led to the weighted average unexpired lease term as at 30 September 2020 being around 3.0 which reflects about a 0.3 year decrease year-on-year; and

●	as at 30 June 2020, the Group had very limited headroom under debt service coverage ratio covenant and/or loan-to-value covenant under most of its senior loans which restricts the Group’s operational flexibility.

Furthermore, in light of the economic contraction and the downward trend in the gross asset value of properties, the Group believes that there is currently limited liquidity in the office real estate market in Moscow with acquisitions and disposals of premises being rare and few in number.

The combination of the temporary liquidity shortfall the Group experienced in the second half of 2019 and the factors discussed above resulted in the Group’s cash position being insufficient and has caused consequential difficulties for the Group in servicing its indebtedness in late 2019 and 2020, which included the non-payment of interest that fell due with respect to the Group’s mezzanine loan and deferral of some of the payments under certain other Group’s credit facilities.

In particular, the above factors resulted in the Issuer being unable to accumulate sufficient funds to:

1.	deposit the relevant amounts to the Service Account in accordance with Condition 4.17 in order to make the interest payment due on 27 March 2020 and 27 September 2020 (“2020 Interest”); and

2.	pay the 2020 Interest.

As a result of the above, the Issuer was unable to comply with its deposit obligations and was not in a position to make the payment of the 2020 Interest, which constitute Events of Default.

In line with the strategy to reduce FX exposure, in June-July 2020, the Group implemented the restructuring of its mezzanine loan by refinancing the USD-denominated mezzanine loan with RUB-denominated loans which allowed the Group to achieve lower average interest rate and agree an economic haircut of approximately 15 per cent. In addition, in order to maintain sustainability of its debt portfolio, the Group has agreed with its senior lenders to defer a portion of interest payments and all amortisation payments which were originally due to be made in 2020 with the relevant payments to commence in 2021. This deferral, while providing certain flexibility during the COVID-19 pandemic, is expected to result in additional pressure on the Group’s cash flows in 2021. The restructuring of the mezzanine loan and the senior loans has also changed the maturity profile of the Group’s loan portfolio with the repayment of a number of loans being shifted to 2023 and 2026. In addition to the optimisation of the loan portfolio, the Group is currently seeking to implement a restructuring of the RUB-denominated local bond issuance.

In light of the negative economic outlook and the uncertain effects of the second wave of the COVID-19 pandemic, the Group considers that its current debt service levels under the Notes are not sustainable.

For additional information on the Group’s financial position and results of operation as of and for the six months ended 30 June 2020 please refer to the Group’s IFRS financial statements as at and for the six months ended 30 June 2020 available at http://www.o1properties.ru/pdf/o1-properties-hy2020.pdf and the Group’s investor presentation on financial and operational results available at http://www.o1properties.ru/pdf/investor-presentation-october-2020.pdf.

Save as disclosed in the Consent Solicitation Memorandum or in the reports and presentations referred to therein, there has been no material change in the financial or operational results of the Group since 30 June 2020.

Summary of the Proposals

In light of the above, the Issuer is seeking to convene the Meeting for the purposes of passing the Extraordinary Resolution in order to approve certain modifications to the terms of the Notes and to grant certain waivers as set out in more detail below.

Modifications

The Issuer is seeking Noteholders’ approval to implement the following modifications to the terms of the Notes:

●	extending the maturity date of the Notes from 27 September 2021 to 27 September 2028;

●	changing the interest rate from 8.25 per cent. to 0.5 per cent. per annum;

●	modifying the calculation of the amounts payable under the Notes (including, without limitation, principal and interest) whereby all payments will continue to be made in U.S.$, however, the actual amount payable will be determined by the Issuer (acting in good faith) on the basis of the following formula (thus, effectively converting the Notes into a Rouble instrument payable in U.S.$):

AP = AD * (58.0 / FxR), where:

“AP” means the amount payable by the Issuer in U.S.$ rounded upwards to the nearest cent.;

“AD” means the amount due to be paid by the Issuer in U.S.$ on the relevant payment date in accordance with the Conditions; and

“FxR” means the exchange rate of U.S.$1 to Rouble in effect on the fourth Business Day (as defined in the Conditions) prior to the date on which the relevant payment in respect of the Notes becomes due, as set by the Central Bank of Russia and published on its website (https://www.cbr.ru/) or otherwise made available through the official exchange rate disclosure facilities used by the Central Bank of Russia from time to time.

Accordingly, by way of an example:

o	if the amount due is U.S.$ 1,000 and the exchange rate of U.S.$1 to Rouble in effect on the fourth Business Day (as defined in the Conditions) prior to the date on which the relevant payment in respect of the Notes becomes due, as set by the Central Bank of Russia, is 80.0, the amount payable will be U.S.$ 725 calculated as follows:

U.S.$ 725 = U.S.$ 1,000 * (58.0 / 80.0).

o	if the amount due is U.S.$ 1,000 and the exchange rate of U.S.$1 to Rouble in effect on the fourth Business Day (as defined in the Conditions) prior to the date on which the relevant payment in respect of the Notes becomes due, as set by the Central Bank of Russia, is 40.0, the amount payable will be U.S.$ 1,450 calculated as follows:

U.S.$ 1,450 = U.S.$ 1,000 * (58.0 / 40.0).

●	removing the Change of Control put option (including the definition of “Permitted Holders”) and an obligation to maintain a debt service account;

●	implementing certain other amendments to the Conditions, including the following:

o	relaxing the restricted payments covenant by removing a requirement that any Restricted Payment, other than a Restricted Investment, could only be made, and that the U.S.$ 35 million per calendar year general restricted payment basket could only be utilised, during a Rating Period;

o	loosening the ratios set out below as follows:

▪	the Fixed Charge Coverage Ratio from the current minimum level of 1.70x to 1.20x;

▪	the Senior Net LTV Ratio from the current maximum level of 0.50x to 0.90x; and

▪	the Secured Net LTV Ratio from the current maximum level of 0.50x to 0.70x;

As at 30 June 2020, the Fixed Charge Coverage Ratio, Senior Net LTV Ratio and Secured Net LTV Ratio were 3.0x, 0.93x and 0.68x, respectively;

o	relaxing the U.S.$ 200 million credit facilities basket and U.S.$ 100 million / 3 per cent. Consolidated Total Assets basket, in each case, by removing the proviso that they could only be utilised for refinancing of indebtedness incurred in reliance on these baskets or incurrence of Purchase Money Indebtedness;

o	removing the requirement for any Asset Sale in excess of U.S.$ 25 million to be approved by a majority of Independent Directors; and

o	expanding the definition of “Permitted Liens” to exempt any liens in existence prior to the Effective Date and cross-collateral liens,

all as described in more detail in the Consent Solicitation Memorandum.

Waivers

In addition, the Issuer is seeking Noteholders’ consent to grant a waiver in relation to:

●	the breach of Condition 5 arising as a result of the failure by the Issuer to pay the 2020 Interest;

●	the breach of the provisions of Condition 4.17 arising as a result of the delay or failure by the Issuer to comply with the monthly deposit obligations to the Service Account and to deliver copies of the bank statement evidencing the balance of the Service Account to the Trustee, in each case where such breaches took place since October 2019;

●	the breach of Condition 4.12.1 arising as a result of the delay by the Parent Guarantor in providing to the Trustee and publishing on its website of the audited consolidated financial statements of the Group as at and for the year ended 31 December 2019 and the unaudited condensed consolidated financial statements of the Group as at and for the six months ended 30 June 2020. The delay in the delivery of the financial statements was primarily attributable to additional time required to conduct audit and review procedures in light of the COVID-19 pandemic and the default in payment of the 2020 Interest; and

●	any breach or alleged breach of Condition 4.3 resulting from the creation of security in the context of financing arrangements with the aggregate principal amount of approximately RUB 8 billion by the Parent Guarantor and/or its Subsidiaries, including by LOMNIA SERVICES LIMITED, GOLDSTYLE HOLDINGS LIMITED, BUSINESS CENTER STANISLAVSKY (CYPRUS) LIMITED, MERVITA HOLDINGS LIMITED, PIANCONERO INVESTMENTS LIMITED, TZORTIS LIMITED, OOO KVARTAL 674-675, Levium Limited and RATADO HOLDING LIMITED, in the form of mortgage of non-residential buildings, mortgage of lease rights with respect to land plots, pledge of bank accounts and other forms of security. These breaches or alleged breaches were largely attributable to the creation of cross-collateral by Subsidiaries of the Parent Guarantor in the context of the Group’s refinancing transactions, which, however, did not increase the Group’s leverage levels. Assuming that the Proposal is accepted by the Noteholders, with effect from the Effective Date, the creation of cross-collateral will be exempt from the restrictions set out in Condition 4.3 by virtue of limb (ff) of the definition of “Permitted Liens”, including, in each case, any failure or delay by the Issuer or the Parent Guarantor to notify the Trustee and/or the Escrow Agent of the occurrence of the above breaches.

In light of the above modifications and waivers, the Issuer is also seeking Noteholders’ consent to introduce consequential changes to the Agency Agreement and terminate the Escrow Agreement.

Consent Fees

As described in the Consent Solicitation Memorandum, if Consent Instructions or Forms of Sub-Proxy in favour of the Extraordinary Resolution are received on or prior to the Early Consent Deadline, and are not withdrawn or revoked, subject to the Extraordinary Resolution being duly passed and it becoming effective in accordance with its terms, the Issuer will pay to each such Noteholder who has delivered such Consent Instruction or Form of Sub-Proxy the Early Consent Fee as separately described, and in the amount set out, in the Consent Solicitation Memorandum and the table below.

FEE	PAYMENT AMOUNT	DEADLINE*
Early Consent Fee	U.S.$ 50 per U.S.$1,000 in principal amount of Notes	4:00 p.m. London time on 29 December 2020

*subject to time limits and procedures of Clearing Systems and/ or intermediaries

For the avoidance of doubt, Noteholders will not be eligible to receive the Early Consent Fee if they vote against the Proposals, vote other than by delivery of a valid Consent Instruction or Form of Sub-Proxy (as applicable), vote after the Early Consent Deadline, if they do not vote at all, if they revoke their Consent Instruction or Forms of Sub-Proxy (as applicable) or (in respect of Notes held in Euroclear or Clearstream only) unblock their Notes, if the Extraordinary Resolution is not passed at the Meeting or does not become effective in accordance with its terms or if, by submitting the Consent Instruction or Form of Sub-Proxy (as applicable), such Noteholder is unable to make the representations set out in the Consent Solicitation Memorandum.

Noteholders who wish to receive the Consent Solicitation Memorandum should contact the Information and Tabulation Agent to determine if they are eligible to receive any Consent Fee or submit a Consent Instruction or Form of Sub-Proxy.

Indicative Timetable

This is an indicative timetable showing one possible outcome for the timing of the Proposals, based on the dates printed in the Consent Solicitation Memorandum. This timetable is subject to change and dates and times may be extended, re-opened or amended in accordance with the terms of the Invitation, as described in the Consent Solicitation Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Event	Date	Description of Event

Launch Date	10 December 2020

Announcement of Consent Solicitation via RIS and Notifying News Service.

Notice of Meeting given to Noteholders through the Clearing Systems.

Consent Solicitation Memorandum made available to Noteholders via the Information and Tabulation Agent (free of charge). All public documents (including the Trust Deed, the Agency Agreement, a draft of the Supplemental Trust Deed, a draft of the Supplemental Agency Agreement and a draft of the Escrow Termination Agreement, each as defined in the Consent Solicitation Memorandum) will be made available to Noteholders for inspection via the Information and Tabulation Agent (free of charge) with effect from the launch date.

Record Date	28 December 2020	Record Date with respect to the Notes held through DTC. For Notes held through DTC, only Noteholders holding Notes as of the Record Date are entitled to exercise voting rights with respect to the Proposals.

Early Consent Deadline	4:00 p.m. (London time), 29 December 2020	Latest time and date for delivery of Consent Instructions or Forms of Sub-Proxy (as applicable) to the Information and Tabulation Agent for eligibility for payment of the Early Consent Fee. No Early Consent Fee shall be payable in respect of Consent Instructions or Forms of Sub-Proxy (as applicable) submitted or re-submitted by Noteholders and received by the Information and Tabulation Agent after the Early Consent Deadline.

Expiration Time	4:00 p.m. (London time), 4 January 2021

Latest time and date for delivery of Consent Instructions or Forms of Sub-Proxy (as applicable) to the Information and Tabulation Agent.

Latest time and date to appoint the Information and Tabulation Agent (or its nominees) as proxy to attend the Meeting and vote in respect of the Extraordinary Resolution or to appoint another proxy to attend and vote at the Meeting in accordance with the provisions of the Trust Deed and the Notice of Meeting (including with respect to a DTC Holder wishing to vote against the Extraordinary Resolution) outside the Consent Solicitation.

Latest time to request a voting certificate in order to be able to vote in person or appoint a proxy (other than the Information and Tabulation Agent or its nominee) to vote on your behalf.

Consent Instructions or Forms of Sub-Proxy (as applicable) received by the Information and Tabulation Agent after the Expiration Time will not count towards the voting at the Meeting and the Information and Tabulation Agent shall not be appointed as proxy for such Noteholders to attend the Meeting and to vote in respect of the Extraordinary Resolution in respect of Notes.

Event	Date	Description of Event

Noteholders Meeting	4:00 p.m. (London time), 6 January 2021	Time and date of the Meeting

Announcement of results	As soon as reasonably practicable after the Noteholders Meeting	Announcement of result of the Meeting or notice of adjournment of the Meeting, as the case may be.

Execution of Supplemental Trust Deed, Supplemental Agency Agreement and Escrow Termination Agreement	As soon as reasonably practicable after the Announcements of the results	Execution of the Supplemental Trust Deed, Supplemental Agency Agreement and Escrow Termination Agreement, if the Extraordinary Resolution has been passed by the Meeting and has become effective in accordance with its terms.

Payment Date	No later than fifteen Business Days following the passing of the Extraordinary Resolution and it becoming effective in accordance with its terms	If the Extraordinary Resolution is passed at the Meeting without the need to adjourn and becomes effective in accordance with its terms, the date on which the Early Consent Fee shall be paid. If the Meeting is adjourned, the Payment Date will also be postponed to a date within fifteen Business Days after such later date on which the Extraordinary Resolution is duly passed and becomes effective in accordance with its terms.

Noteholders are advised to check with the bank, securities broker, Clearing System or other intermediary through which they hold their Notes as to whether such intermediary applies different deadlines for any of the events specified above, and then to adhere to such deadlines if such deadlines are prior to the deadlines set out above.

All of the above dates are subject to earlier deadlines that may be specified by the Clearing Systems or any intermediary.

Holders are advised to read carefully the Consent Solicitation Memorandum for full details of, and information on the procedures for participating in, the Consent Solicitation.

Noteholders with any questions on the Consent Solicitation or the Proposals may contact the Solicitation Agent for further information. Questions or request for assistance in connection with voting at the Meeting and/or delivery of Consent Instructions and/ or Forms of Sub-Proxy may be directed to the Information and Tabulation Agent.

Documents Available for Collection

Noteholders may, at any time during normal business hours on any weekday (Saturdays, Sundays and bank and other public holidays excepted) until 15 minutes prior to the Meeting, obtain (free of charge) copies of the documents set out below in electronic form upon request to the Information and Tabulation Agent’s e-mail address indicated below.

Documents available:

●	the trust deed constituting the Notes dated 27 September 2016 among the Issuer, the Parent Guarantor and the Trustee;

●	the supplemental trust deed dated 18 March 2019 among the Issuer, the Parent Guarantor and the Trustee;

●	the agency agreement dated 27 September 2016 among the Issuer, the Parent Guarantor, the Trustee and the paying agents named therein;

●	a draft (subject to modification) of the Supplemental Trust Deed relating to the Notes and referred to in the Extraordinary Resolution;

●	a draft (subject to modification) of the Supplemental Agency Agreement relating to the Notes and referred to in the Extraordinary Resolution;

●	a draft (subject to modification) of the Escrow Termination Agreement referred to in the Extraordinary Resolution; and

●	the Consent Solicitation Memorandum.

SOLICITATION AGENT

J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom Telephone: +44 20 7134 2468 Email: em_europe_lm@jpmorgan.com

THE INFORMATION AND TABULATION AGENT

Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Attention: Arlind Bytyqi Telephone: +44 (0) 20 7704 0880 Email: O1properties@lucid-is.com

DISCLAIMER: This announcement must be read in conjunction with the Consent Solicitation Memorandum. The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to the Consent Solicitation. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the Proposals, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Consent Solicitation or otherwise participate in the Proposals. None of the Issuer, the Parent Guarantor, the Solicitation Agent, the Information and Tabulation Agent and the Trustee or any of their respective affiliates, directors, officers, employees or agents has made any recommendation or expressed any opinion as to whether to vote in respect of the Extraordinary Resolution.

Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to purchase or sell any security in any jurisdiction. The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law, and persons into whose possession this announcement or the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions. Each Holder participating in any Consent Solicitation will be required to make certain representations.

The Consent Solicitation is made in respect of securities of a non-U.S. company. The offer is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements prepared by the Group have been prepared in accordance with foreign accounting standards (International Financial Reporting Standards) that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since each of the Issuer and the Parent Guarantor is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.